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UBS V10 Currency Index with Volatility Cap
Monthly Performance Report - February 2012

				AUD (1.0%)	Although risk appetite was broadly well supported in February, the AUD struggled to make a structural break higher above 1.08 versus USD. The RBA signalled their intention to leave rates on hold for a while longer
•	The ECB provided another three-year Long Term Refinancing Operation (LTRO) that will help Eurozone banks to raise €529.5 billion
•	The V10 Index registered a gain of 3.9% (after fees) at month-end			NZD (0.9%)	NZD continues to trade in the shadow of the AUD. The trade balance for January was much weaker than expected but a delayed feed through from last years reconstruction has stabilised leading indicators
Index Description				SEK (2.7%)	SEK was the stand out performer in the FX markets in February. Stabilisations in domestic data and improvements in wider risk appetite helped the currency show signs of improved stability and even rallied during days of wider 'risk-off'

The UBS V10 Currency Index with Volatility Cap ("V10 Strategy", "Index" or "V10") is a proprietary index, developed and sponsored by UBS AG (the "Index Sponsor") that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V Index).

The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short, using foreign exchange forward contracts with tenors up to six months approximately. In lower volatility environments, this trading strategy goes long the highest yielding G10 currencies and short the lowest yielding G10 currencies, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis. Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

				CHF (1.7%)	Despite the better tone in markets, EURCHF has failed to rise substantially on its own accord, which will be of some concern to the SNB. In addition its correlations with risk sentiment have broken down completely. Regardless, the CHF still managed to strengthen versus the USD

				JPY (-6.0%)	February marked a turning point for the yen and it appears that the four-and-a-half year downtrend in USDJPY has finally come to a halt. The BoJ announced its intention to expand its Asset Purchase Programme by JPY 10trn to JPY 65trn

				USD	The US was out of the limelight for the majority of the month as markets focused on the Eurozone. Data was largely stable but equity markets have managed to continue its ferocious rally since the beginning of the year. The S&P500 is now back at the strongest levels since the financial crisis in 2008

Performance Influencing Factors				Currency	Spot[1]	Contr[2]	Currency	Spot[1]	Contr[2]
February was in general a buoyant month for risk as investors welcomed the increased amounts of liquidity provided by central banks. Although at certain points during the month the situation in Greece appeared to be destabilising, ultimately a second bailout package of EUR130bn was agreed upon, and the market took Greece's downgrade to "SD" by S&P with ease. US stock markets have rebounded to the highest levels since just before the global financial crisis in 2008, and data continues to defy expectations of a downturn, despite the structural concerns in the market.
Despite the improvements, central banks showed determination to continue their liquidity provision, with the BoJ and ECB leading the way. The JPY was the biggest casualty of the month as the BoJ decided to adopt an inflation target and massively increase its asset purchase facility.
Due in part to the generally improved risk appetite, the V10 strategy remained in a long carry position throughout this month. As a result, the performance of the currencies contributing to the Strategy led to a monthly gain on the Index of 3.9%.

Source: UBS, UBS Research				NZD	0.9%	0.9%	CHF	1.7%	-0.7%
				AUD	1.0%	0.7%	JPY	-6.0%	1.8%
				SEK	2.7%	1.2%	USD

Graph 1: V10 and S&P 500 performance in February 2012

Source: UBS. Note: For illustration purposes only;

SPXT excess return calculated by subtracting 3 month US Treasury Bill rate from the index return on a daily basis Past performance is not an indication of future performance.

1) Spot performance of currency from 30 Dec 2011 to 31 Jan 2012 relative to USD. Individual currency performance is intended to explain only the performance of that currency relative to the USD and may not fully explain the movement of the Index over the period.

2) Contribution to the Index return over the period resulting from the peformance of the individual currency.

Date	Signal	High Yielding	Low Yielding
31-Jan-12	Long	AUD, SEK, NZD	CHF, JPY, USD
29-Feb-12	Long	AUD, SEK, NZD	CHF, JPY, USD
* There were no signal changes during the month

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Index performance

The following table/graphs show the performance of the Index, the periods of Reverse Carry Trade, the 65-day historical volatility and the volatility filter from 6 May 2009 through 29 February 2012

The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2009					2.1%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	11.1%
2010	-0.2%	-1.1%	2.8%	2.9%	-5.4%	-8.9%	2.3%	-4.7%	7.0%	-0.8%	-1.2%	2.6%	-5.6%
2011	0.2%	1.0%	-4.0%	3.7%	-1.3%	0.0%	-4.4%	-3.4%	-9.8%	-4.2%	-1.5%	0.0%	-22.0%
2012	3.3%	3.9%											3.3%

Source: UBS

Index performance and 65 day actual volatility

Index performance and volatility filter

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Actual performance of products linked to the V10 Currency Index

The following table shows current V10-linked offerings and their respective performance based on the daily indicative bid price for a $10 par value security at month-end for the three months ending February 2012.

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day. The total return below is calculated using the February 2012 indicative bid price provided by UBS relative to the public issuance price of $10 per security. The actual return that any investor may realize if they were able to sell their product prior to expiry will depend on the actual bid price, if any, at the time of sale, which may differ substantially from the indicative bid prices provided herein, and from the expected payment at maturity based on the terms of the product.

Products and their monthly performance
ISIN	Product Description	Trade Date	Expiry Date	Nov-11	Dec-11	Jan-12	Total
US9026616022	Performance Securities, 115%	23-Dec-09	24-Dec-12	7.17	7.51	7.74	-22.6%
US9026616857	Performance Securities, 115%	04-Jan-10	03-Jan-13	7.02	7.35	7.58	-24.2%
US9026617012	Performance Securities, 115%	26-Jan-10	24-Jan-13	7.13	7.47	7.71	-22.9%
US9026617764	Performance Securities, 115%	23-Feb-10	25-Feb-13	7.05	7.39	7.63	-23.7%
US9026618184	Performance Securities, 110%	26-Mar-10	25-Mar-13	7.00	7.36	7.61	-23.9%
US9026618424	Performance Securities, 108%	27-Apr-10	25-Apr-13	6.78	7.13	7.36	-26.4%
US9026618838	Performance Securities, 109%	25-May-10	22-May-13	6.88	7.25	7.48	-25.2%
US9026691421	Performance Securities, 108%	25-Jun-10	25-Jun-13	7.54	7.96	8.22	-17.8%
US9026691918	Performance Securities, 116%	27-Sep-10	25-Sep-13	7.41	7.85	8.12	-20.8%
US9026692171	Performance Securities, 110%	26-Oct-10	25-Oct-13	7.41	7.85	8.12	-20.8%
US9026692254	Performance Securities, 111%	24-Nov-10	27-May-14	7.19	7.65	7.92	-22.9%

1) Total return in the above table is calculated relative to public issuance price, and is not annualized

Source: UBS Price data taken from UBS internal systems

Disclaimer

This publication is issued by UBS AG or an affiliate thereof (“UBS”).

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk

Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

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